Exhibit 99.7

Press Release dated September 24, 2003

Sprint Canada First to Market with IP Enabled Solutions

New technology allows businesses to move to the next generation of data networking utilizing existing network and equipment en Français

TORONTO — September 24, 2003 — Sprint Canada Inc., a leading Canadian provider of integrated voice and data communications solutions to consumers and businesses, today announced the launch of its IP Enabled Solutions, a portfolio of integrated access services. The new technology is designed to allow businesses to easily establish new IP (Internet Protocol) based services and transition from existing networks to IP.

For the first time in Canada, business customers will be able to inter-operate a disparate network designed for different purposes or networks acquired through mergers and acquisitions, as one seamless network, without the need for additional capital outlay. IP Enabled Solutions offer highly reliable and secure connectivity and provide the opportunity for ongoing costs savings and more efficient management of resources, enabling businesses to more effectively re-deploy their IT resources.

“Sprint Canada is the first Canadian telecommunications company to take a holistic approach to designing, implementing and managing customer networks,” said Greg McCamus, president, Enterprise Communications Solutions. “The traditional telco approach offers expensive stand-alone solutions, while Sprint Canada delivers one end-to-end fully managed solution that allows our customers to concentrate on their core business.”

Added McCamus, “IP Enabled Solutions are best suited for businesses, with a dispersed workforce and multiple sites who want to transition from existing networks to IP in a cost-effective way. They are also ideal for businesses interested in introducing new high-bandwidth applications such as voice over IP. The new technology simplifies IT management by providing one seamless network, and, depending on the size of the business, can reduce monthly operating costs by up to 20 per cent.”

Sprint Canada IP Enabled Solutions allow both ATM/Frame Relay and CPE-based VPN networks to run on one seamless network. Furthermore, they offer business customers the flexibility to choose the most suitable access technology for connectivity to all sites from their head office, as well as to home and branch offices. Sprint Canada IP Enabled Solutions deliver the benefits of IP networking with a simple and reliable architecture, preserving a customer’s existing investment in their network while significantly enhancing network capabilities and bandwidth.

Sprint Canada IP Enabled Solutions map virtual circuits from each customer site to a virtual carrier-grade router, providing routing between all sites. Sprint Canada’s virtual router allows customers to connect over trusted Layer 2 technologies (ATM/Frame Relay). A network-based firewall residing on Sprint Canada’s core network provides secure access to the public Internet, allowing customers to take advantage of the Internet’s ubiquity and affordability as part of a secure, cost effective overall networking solution.

IP Enabled Solutions are scalable from small hub and spoke networks to a fully meshed solution. This application maximizes bandwidth efficiency, often reducing the latency between sites.

“This next generation technology can maximize productivity by seamlessly and securely allowing customers’ remote users access to their Intranet and applications via dial-up and high speed Internet,” said McCamus. “And we are able to reduce networking costs by allowing secure localized Internet access, eliminating the need for separate access loops for customers’ site-to-site data and Internet traffic.”

Sprint Canada owns and operates an extensive, robust transcontinental network with 14,000 kilometres of geographic connectivity in Canada and into the United States through a 100 per cent state-of-the-art fibre optic backbone. Sprint Canada’s voice, data and IP network is interconnected with Sprint in the United States for seamless North American and global coverage.

IP Enabled Solutions complement Sprint Canada’s portfolio of voice, enhanced voice, data and IP services for businesses of all sizes. Sprint Canada is arguably the only Canadian telecommunications company that can provide a seamless North American network through its partnership with Sprint, a global integrated communications provider widely recognized for developing, engineering and deploying state-of-the-art network technologies.

Businesses who want to learn more about Sprint Canada IP Enabled Solutions can call 1-866-842-3433 or visit www.sprint.ca/ip

About Sprint Canada

Sprint Canada is a wholly owned subsidiary of Call-Net Enterprises Inc. a leading Canadian integrated communications solutions provider of local and long distance voice services as well as data, networking solutions and online services to consumer and business customers. Sprint Canada and Call-Net are headquartered in Toronto, own and operate an extensive national fibre network and have over 134 co-locations in nine of Canada’s largest metropolitan markets. Call-Net is listed on the Toronto Stock Exchange and its shares trade under the symbols FON and FON.B. For more information, visit www.sprint.ca and www.callnet.ca.

Note for Investors:

This news release may include statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbour for forward-looking statements provisions contained in the Private Securities Litigation Reform Act of 1995. The company cautions that actual performance will be affected by a number of factors, many of which are beyond its control. Future events and results may vary substantially from what the company currently foresees. Discussion of the various factors that may affect future results is contained in the company’s recent filings with the Securities and Exchange Commission, the Ontario Securities Commission and SEDAR.

For further information
Media contact:
Karen O’Leary
Corporate Communications
(416) 718-6445
karen.oleary@sprint-canada.com